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FOIA CONFIDENTIAL TREATMENT REQUEST

CERTAIN PORTIONS OF THIS LETTER FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE PLACEHOLDER “[****].”

February 15, 2013

VIA EDGAR

Mr. Kevin L. Vaughn, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      OSI Systems, Inc.

Form 10-K for fiscal year ended June 30, 2012

Filed August 13, 2012

File No. 0-23125

Dear Mr. Vaughn:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended June 30, 2012 of OSI Systems, Inc. (the “Company”) as set forth in your letter dated January 30, 2013.

Because of the commercially sensitive nature of information contained herein and confidentiality requirements of the Transportation Security Administration, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  The version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff in hard copy, and the redactions have been noted in the EDGAR version by bracketed asterisks “[****]”.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”).  For the Staff’s reference, the Company has enclosed a copy of its letter to the FOIA Office (the “Request”)

Mr. Kevin L. Vaughn
February 15, 2013	CONFIDENTIAL TREATMENT REQUESTED BY OSI SYSTEMS, INC. PURSUANT TO 17 C.F.R. § 200.83

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with this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”).  Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by OSI Systems, Inc. Pursuant to 17 C.F.R. § 200.83”, and each page is marked for the record with the identifying numbers and code.

Pursuant to Rule 83, a copy of the Request also is being delivered to the Commission’s FOIA Office.

For your convenience, each of the Staff’s comments is reproduced below in italics followed by the Company’s response. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Form 10-K for Fiscal Year Ended June 30, 2012

Item 11. Executive Compensation, page 55

1.            While we note the numerous “qualitative and quantitative indicators of corporate and individual performance” listed in your disclosure, it is unclear how any of the factors you list impacted the compensation of your named executive officers. Consistent with your response letter dated March 8, 2010, please tell us, and revise future filings to clarify, how the factors you mention relate to the compensation you paid in total and as to each component. This includes the level and composition of compensation paid to your named executive officers, how the committee decided the amount of each compensation component to pay each named executive officer, how the amount of each material increase or decrease was determined, and how the specific amount of the differences among compensation of the named executives was determined. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Your response should also address to what extent the compensation surveys you mention affected the decisions made by the compensation committee. As one example only, please tell us and revise future filings to disclose, how you determined the amount and nature of

Mr. Kevin L. Vaughn
February 15, 2013	CONFIDENTIAL TREATMENT REQUESTED BY OSI SYSTEMS, INC. PURSUANT TO 17 C.F.R. § 200.83

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equity awarded pursuant to your long-term incentive program, including how a NEO’s “stated preference” impacted the award.

The Company advises the Staff that for fiscal year 2012, the Company’s Compensation Committee took a holistic approach to executive compensation and reviewed both overall and relative individual and corporate performance in each of the listed categories.  The factors considered did not have any pre-determined weighting; rather, the Compensation Committee considered the overall performance of each executive, considering the factors, and including consideration of unplanned events and issues emerging during the fiscal year.  Each factor was thoroughly evaluated and taken into consideration in the Compensation Committee’s overall determination of each named executive officer’s total compensation package, including both the amount of compensation as well as allocation of such compensation between short-term and long-term components.  The Compensation Committee also discussed with each named executive officer his level of risk tolerance and stated preference for equity vehicle and incorporated this into its overall evaluation and determination.

The Compensation Committee also reviewed compensation surveys in order to evaluate the compensation programs and practices of the Company’s peer group in order to further assist it in determining the appropriate level and mix of compensation for each named executive officer.  While the Compensation Committee did not engage in formal benchmarking, the Compensation Committee reviewed the Company’s actual performance taken as a whole as well as its performance relative to its peer group and established compensation levels at the competitive level that it believed most appropriately corresponded to the Company’s comparative performance.

The Company advises the Staff that it has engaged a third party firm to provide consulting services and advice regarding executive compensation matters and expects to have a more quantitative approach to its executive compensation program for fiscal year 2013.  The Company will undertake in future filings to clarify each element of compensation awarded to the named executive officers and how the Company determined the amount to pay for each such element of compensation, including the impact of indicators of corporate and individual performance, as required by subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  The Company will further undertake to clarify in future filings how it determines the amount and nature of equity awarded pursuant to its long-term incentive programs.

2.            Please tell us, and revise future filings to clearly describe, how the bonus amounts were determined. From your current disclosure, it is unclear what were the specific qualitative and quantitative factors, whether and which factors were achieved for each NEO, including the “rate of return,” the relative weighting assigned to each factor and, generally, how those factors relate to the bonus amounts awarded. It is also unclear how you set the quantitative and qualitative factors and how you determined

Mr. Kevin L. Vaughn
February 15, 2013	CONFIDENTIAL TREATMENT REQUESTED BY OSI SYSTEMS, INC. PURSUANT TO 17 C.F.R. § 200.83

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the targeted amounts as a percentage of base salary. As a related matter, given the “plan” you say exists regarding the bonus, please ensure that future filings include the amounts paid in the appropriate column of the tables included in your disclosure. See Regulation S-K Item 402(c)(2)(vii) and (d)(2)(iii).

As discussed above in response to Comment No. 1, the Compensation Committee did not have a formulaic framework with respect to determining executive compensation.  However, for certain factors, a formulaic framework was applied in determining bonus amounts.  For the rate of return on book value of the Company, the Compensation Committee established a threshold rate of return whereby the named executive officers would only receive bonus compensation if the rate of return exceeded a certain percentage.  If the Company exceeded that threshold, then the Compensation Committee evaluated the various quantitative and qualitative factors as described in response No. 1 above to determine the amount of bonus compensation for each named executive officer.  The bonus amounts were determined by the Compensation Committee based on its evaluation of the overall and relative performance of the Company as well as its evaluation of the compensation practices of the Company’s peer group.  Each bonus was established at its respective value in order to provide the executive sufficient incentive to create long-term shareholder value while at the same time ensuring that such executive’s total bonus compensation would be appropriate as compared to compensation of similarly situated executives within the Company’s peer group.

The Company will undertake in future filings to clearly describe how the bonus amounts are determined.  The Company will further undertake to ensure that future filings include the amount of bonus paid in the appropriate column of the tables included in the Company’s disclosure as required by Regulation S-K Item 402(c)(2)(vii) and (d)(2)(iii).

3.            We note that you have not disclosed the specific quantitative and qualitative targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments, including the “rate of return.” With a view toward disclosure in future filings, please tell us those targets and the analysis underlying your conclusion to omit those targets from your disclosure. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how

Mr. Kevin L. Vaughn
February 15, 2013	CONFIDENTIAL TREATMENT REQUESTED BY OSI SYSTEMS, INC. PURSUANT TO 17 C.F.R. § 200.83

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difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

While there are no pre-established targets for the quantitative and qualitative factors that the Compensation Committee evaluates, the Compensation Committee does a fulsome evaluation of both individual and corporate performance with respect to each listed factor in order to determine the appropriate levels and mix of annual incentives.  With respect to the threshold rate of return on book value, the Company believes that disclosing this amount would result in competitive harm to the Company.  The Company undertook a competitive harm analysis, specifically evaluating whether a competitor could extract from such threshold value information regarding the Company’s business or business strategy that the competitor could use to the Company’s detriment.  Based upon this evaluation, the Company believes that its competitors could determine confidential financial and operational data with respect to pricing charged to the Company’s customers and paid to its vendors, as well as the timing and roll-out of certain of the Company’s ongoing and material projects.  Further, disclosing this information could allow the Company’s competitors to derive the Company’s pricing strategy for material projects, which would in turn give those competitors a significant advantage in underpricing the Company and winning competitive bids.  The Company advises the Staff that the Compensation Committee set the threshold rate of return value at a level designed to incentivize executive management to achieve consistent, long-term Company growth, and it was designed to be challenging, but achievable with significant effort and management skill.

Consolidated Statement of Stockholders’ Equity, page F-6

4.            We note that 117,514 shares of common stock were repurchased during fiscal year 2012 for $6.4 million. Please reconcile this information to the disclosure on the number of shares repurchased during this period in Note 10 on page F-25 and in MD&A on page 49.

The Company advises the Staff that the 117,514 shares of common stock reflected in its Consolidated Statement of Stockholders’ Equity include 50,477 shares of common stock repurchased by the Company from employees for the settlement of taxes and cost of options for stock-based compensation awards.  The shares of common stock repurchased under the Company’s Stock Repurchase Program were 67,037.  The Company will undertake in future filings to clarify this disclosure.

Mr. Kevin L. Vaughn
February 15, 2013	CONFIDENTIAL TREATMENT REQUESTED BY OSI SYSTEMS, INC. PURSUANT TO 17 C.F.R. § 200.83

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Note 7 – Stock-Based Compensation, page F-18

5.            We note from your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options. Please revise future filings to explain how you determined the assumptions utilized in these models including risk-free interest rate, expected dividend, and expected life. Refer to the guidance in paragraph 750-10-50-2(f)(2) of the FASB Accounting Standards Codification.

The Company will undertake in future filings to comply with the Staff’s request.  The Company respectfully notes, however, that its response is directed toward guidance provided in paragraph 718-10-50-2(f)(2) of the FASB Accounting Standards Codification.

Note 13 - Segment Information, page F-30

6.            We note your disclosure of long-lived assets by geographic area includes goodwill and intangible assets. Please revise future filings to disclose tangible long-lived assets by geographic area, or otherwise explain how your current presentation complies with paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

The Company will undertake in future filings to comply with the Staff’s request.

7.            We note that the geographic information for revenues on page F-32 has been separated into three components, Americas, Europe, and Asia. Please confirm that no revenues attributed to any individual foreign country are material. If material, please disclose separately in future filings. Additionally, revise your future filings to disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

The Company confirms that no revenues attributed to any individual foreign country are material.   The Company advises the Staff that, in connection with future filings, it will continue to evaluate whether any revenues attributable to any individual foreign country are material and, to the extent applicable, the Company will disclose accordingly.

Form 10-Q for the Quarterly Period Ended December 31, 2012

Note 7 – Commitments and Contingencies, page 15

8.            We note that you have reached an agreement with the U.S. Transportation Security Administration regarding the Rapiscan Secure 1000SP Advanced Imaging Technology systems and Automated Target Recognition software and reported a related $2.7 million one-time impairment and other charge in the quarter ended December 31,

Mr. Kevin L. Vaughn
February 15, 2013	CONFIDENTIAL TREATMENT REQUESTED BY OSI SYSTEMS, INC. PURSUANT TO 17 C.F.R. § 200.83

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2012. However, it is not clear why you did not include disclosures regarding the show cause letter or a reasonable estimate of the related losses in your June 30, 2012 Form 10-K or September 30, 2012 Form 10-Q pursuant to paragraph 450-20-50 of the FASB Accounting Standards Codification. Please provide us with the chronology of events surrounding your discussions and agreement with the U.S. Transportation Security Administration and discuss for us the factors you considered pertinent in reaching your conclusion that disclosure of this loss contingency was not required under paragraph 450-20-50 of the FASB Accounting Standards Codification as of June 30, 2012 or September 30, 2012.

The Company advises the Staff that it was unaware of the possibility of a show cause letter from the TSA when it filed its June 30, 2012 Form 10-K and September 30, 2012 Form 10-Q.  The Company received the show cause letter from the TSA on November 9, 2012 and entered into discussions with the TSA shortly thereafter.  The Company entered into the modification of the relevant contract with the TSA on December 21, 2012.  In this regard, the Company believes that it has provided sufficient chronology in Note 7 for the reader to understand that this is a December quarter-end event.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

9.            Please provide us a copy of the show cause letter from the U.S. Transportation Security Administration mentioned on page 20 and any related correspondence to or from you concerning this matter, including the “agreement” with the TSA mentioned in your disclosure. Also, with a view toward clarified disclosure in future filings, please tell us what you mean by the disclosure that your contract with TSA “will continue” given your disclosure regarding redeploying units previously sold to TSA, ceasing software development and no sales during 2012 or 2013. Please also tell us, with a view toward updated disclosure in future filings, the nature and status of the process you are completing with DHS with respect to the show cause letter, including what remains to be resolved and any material risks to you.

With respect to the “show cause” letter from the TSA, the Company believes that the document contains Sensitive Security Information (“SSI”) governed by 49 C.F.R. 1520 et seq., and its disclosure is therefore restricted.

[****]

Therefore, on December 21, 2012, the Company entered into a further contract modification with respect to the AIT program, a copy of which is attached as Exhibit A to this letter.

Mr. Kevin L. Vaughn
February 15, 2013	CONFIDENTIAL TREATMENT REQUESTED BY OSI SYSTEMS, INC. PURSUANT TO 17 C.F.R. § 200.83

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[****]

In light of the above facts, the Company believes that its public disclosures relating to the TSA show cause letter accurately and fairly reflect the situation.

[****] – Certain text on pages OSI-7 through OSI-9 of the unredacted version of this letter has been omitted and provided separately to the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to 17 C.F.R. § 200.83.

Net Revenues, page 23

10.    Please tell us, and revise future filings to disclose, the reasons underlying the changes in line items you mention. For example, you disclose that increased revenues in the Optoelectronics division were attributable to increased contract manufacturing sales offset by lower commercial sales, but it is unclear what drove those sales increases or decreases, such as the impact from changes to price, volume and new products. Likewise, you also reference increased Security division revenues due to increased turnkey screening services, but it is unclear what drove the increased screening services. Was the increase attributable to the contract with the Mexican government? Additionally, in addition to reciting the numerical changes to your cash flows, please tell us, and revise future filings to explain, the reasons underlying those changes. While we note the list of factors you disclose under the table on page 25 that can cause cash flows to “fluctuate significantly,” it is unclear which, if any, caused the fluctuations you note.

The Company will undertake in applicable future filings to comply with the Staff’s request by providing enhanced disclosure similar to what is provided below.  Significant enhancements to the Company’s disclosure are underlined below for the Staff’s convenience.

Net Revenues Disclosure:

Net revenues for the six months ended December 31, 2012 increased $26.4 million, or 8%, to $375.7 million, from $349.3 million for the comparable prior-year period.

Revenues for the Security division for the six months ended December 31, 2012 increased $13.2 million, or 8%, to $174.8 million, from $161.6 million for the comparable prior-year period.  The increase was primarily attributable to increased revenues from turnkey screening services, partially offset by a decrease in equipment sales.  The increased revenues from turnkey screening services were a result of beginning to recognize revenues related to our multi year agreement with the Mexican  government and the ramp up of our turnkey services program in Puerto Rico.  The decrease in equipment sales resulted primarily from the fulfillment in the prior year of

Mr. Kevin L. Vaughn
February 15, 2013	CONFIDENTIAL TREATMENT REQUESTED BY OSI SYSTEMS, INC. PURSUANT TO 17 C.F.R. § 200.83

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a large contract under which we served as a prime contractor and hardware systems integrator.

Revenues for the Healthcare division for the six months ended December 31, 2012, increased $2.0 million, or 2%, to $107.7 million, from $105.7 million for the comparable prior-year period. The increase was primarily attributable to increased sales in our North American region, partially offset by decreased sales in our European/Middle East/Africa (EMEA) region.  The increased revenues in North America were primarily attributable to new product introductions primarily in our patient monitoring business; while the decrease in EMEA reflects the sluggishness of the market.  The increase reflected a $3.7 million increase in patient monitoring product revenues and a $1.1 million decrease in anesthesia product revenues.

Revenues for the Optoelectronics and Manufacturing division for the six months ended December 31, 2012, increased $11.2 million, or 14%, to $93.2 million, from $82.0 million for the comparable prior-year period.  This increase was attributable to an $18.0 million increase in contract manufacturing sales partially offset by a $6.8 million decrease in commercial optoelectronics sales.  Increased contract manufacturing sales were a result of an expanded customer base as we have made new manufacturing services available to such customers.  Decreased commercial sales were primarily a result of reduced sales volume to a customer in  the solar energy industry.

Cash Provided by Operating Activities Disclosure:

Cash Provided by Operating Activities.  Cash flows from operating activities can fluctuate significantly from period to period, as net income, tax timing differences, customer collections, vendor payments and other items can significantly impact cash flows. Net cash provided by operations for the six months ended December 31, 2012 was $ 62.8 million, an increase of $50.3 million from the $12.5 million provided in the comparable prior-year period. This increase in net cash provided was primarily due to changes in working capital in the current-year period versus the prior-year period resulting in: (i) a $31.1 million increase in cash from changes in inventory as significant investments in inventory were made in the prior year in preparation for our role as the prime contractor and hardware systems integrator in a large contract fulfilled in the prior year; (ii) a $27.7 million increase in cash from changes in accounts receivables as a result of the improved timing of collections in the current year; (iii) a $15.5 million increase from changes in accounts payable as days payments to vendors increased compared to the prior year; and (iv) a $7.3 million increase in net income for the six months ended December 31, 2012, after giving consideration to non-cash operating items including depreciation and amortization, stock-based compensation and deferred taxes, among others.  These favorable changes were partially offset by (i) an $18.1 million decrease in cash from changes in customer advances primarily related to fulfilling our agreement related to the London 2012

Mr. Kevin L. Vaughn
February 15, 2013	CONFIDENTIAL TREATMENT REQUESTED BY OSI SYSTEMS, INC. PURSUANT TO 17 C.F.R. § 200.83

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Summer Olympic and Paralympic Games; (ii) an $8.3 million decrease in cash from changes in other accrued expenses and other current liabilities as a result of the fluctuations of the timing of accruals for the underlying obligations; and, (iii) a $3.8 million decrease in cash from changes in accrued warranties.

In connection with the aforementioned responses, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions regarding these responses or the confidential treatment requests contained in this letter, please contact me at (310) 978-0516.  My facsimile number is (310) 644-6765.

Sincerely,

/s/ Deepak Chopra

Deepak Chopra
Chief Executive Officer

Exhibit A:  AIT Contract Modification, dated December 21, 2012  [****]

[****] – The full text of Exhibit A to this letter has been omitted and provided separately to the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to 17 C.F.R. § 200.83.

Mr. Kevin L. Vaughn
February 15, 2013	CONFIDENTIAL TREATMENT REQUESTED BY OSI SYSTEMS, INC. PURSUANT TO 17 C.F.R. § 200.83

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